UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 8, 2022
(Date of earliest event reported)

THE CHOSEN, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.

4 S 2600 W, Suite 5
Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(833) 924-6736
(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

The Chosen, LLC, a Utah limited liability company (the “Company”), appointed Bradley Pelo as President of the Company, effective April 4, 2022. Mr. Pelo was previously an Executive Producer with the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Chosen, LLC, a Utah limited liability company

By:	/s/ Adam Swerdlow
Name:	Adam Swerdlow
Title:	Vice President of Operations
Date:	April 8, 2022